UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

March 13, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F a         Form 40-F __

SMITH & NEPHEW PLC

13 March 2024

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

1.   VESTING OF SHARE AWARDS UNDER THE GLOBAL SHARE PLAN 2020

On 13 March 2024, the Company received notification of the following transactions in US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") following the vesting of awards under the Smith & Nephew Global Share Plan 2020.

i. VESTING OF 2021 PERFORMANCE SHARE PROGRAMME AWARDS MADE UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 21 May 2021, and vested on 11 March 2024 at 21% of target for those employees who were members of the Company's Executive Committee when the award was granted and at 33.58% for all other senior employees who received an award.  A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.  The table below sets out the number of shares under award which vested.  The remaining shares under award have lapsed.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Vesting of Smith & Nephew Global Share Plan 2020: Performance Share Programme awards granted on 21 May 2021, and subsequent sale of shares to cover tax liability
Date of Transaction	2024 - 03 - 11 (vesting) and 2024 - 03 - 12 (market sale)
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough1 (Group General Counsel and Company Secretary)	PDMR	11.079467	2,443 (of which 1,154 were sold and 1,289 retained.)	N/A Single Transaction
Bradley Cannon2 (President, Orthopaedics & Americas)	PDMR	11.079467	12,852 (of which 4,416 were sold and 8,436 retained.)	N/A Single Transaction
Phil Cowdy2 (Chief Corporate Development and Corporate Affairs Officer)	PDMR	11.079467	5,736 (of which 2,707 were sold and 3,029 retained.)	N/A Single Transaction
Craig Gaffin1 President, Global Orthopaedics	PDMR	11.079467	2,067 (of which 616 were sold and 1,451 retained.)	N/A Single Transaction
Elga Lohler2 (Chief HR Officer)	PDMR	11.079467	7,308 (of which 2,891 were sold and 4,417 retained.)	N/A Single Transaction
Vasant Padmanabhan2 (President Research & Development ENT)	PDMR	11.079467	7,161 (of which 2,875 were sold and 4,286 retained.)	N/A Single Transaction
Scott Schaffner1 (President Sports Medicine)	PDMR	11.079467	3,733 (of which 1,112 were sold and 2,621 retained.)	N/A Single Transaction
1Award vested at 33.58%
2Award vested at 21.00%

All figures in these columns are stated to 6 decimal places where applicable.

ii.   FINAL VESTING OF 2021 EQUITY INCENTIVE PROGRAMME AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 9 March 2021. One third of the Shares vested on 9 March 2022, a further third vested on 9 March 2023 and the final third vested on 11 March 2024. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Final vesting on 11 March 2024 of Equity Incentive Programme awards granted on 9 March 2021 under the Smith & Nephew Global Share Plan 2020, and subsequent sale of shares to cover tax liability
Date of Transaction	2024 - 03 - 11 (vesting) and 2024 - 03 - 12 (market sale)
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	11.079467	3,105 (of which 1,465 were sold and 1,640 retained.)	N/A Single Transaction
Bradley Cannon (President, Orthopaedics & Americas)	PDMR	11.079467	7,082 (of which 2,432 were sold and 4,650 retained.)	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	11.079467	5,679 (of which 2,679 were sold and 3,000 retained.)	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	11.079467	6,328 (of which 2,502 were sold and 3,826 retained.)	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	11.079467	5,246 (of which 2,106 were sold and 3,140 retained.)	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	11.079467	3,562 (of which 1,060 were sold and 2,502 retained.)	N/A Single Transaction
All figures in these columns are stated to 6 decimal places where applicable.

iii.  PARTIAL VESTING OF 2022 DEFERRED BONUS SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 9 March 2022. One third of the Shares vested on 9 March 2023, a further third vested on 11 March 2024 and the final third will vest on 10 March 2025. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting on 11 March 2024 of Deferred Bonus Share awards, granted on 9 March 2022 under the Smith & Nephew Global Share Plan 2020, and subsequent sale of shares to cover tax liability
Date of Transaction	2024 - 03 - 11 (vesting) and 2024 - 03 - 12 (market sale)
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	11.079467	1,769 (of which 834 were sold and 935 retained.)	N/A Single Transaction
Bradley Cannon (President, Orthopaedics & Americas)	PDMR	11.079467	6,418 (of which 2,205 were sold and 4,213 retained.)	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	11.079467	2,900 (of which 1,368 were sold and 1,532 retained.)	N/A Single Transaction
Craig Gaffin President, Global Orthopaedics	PDMR	11.079467	873 (of which 260 were sold and 613 retained.)	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	11.079467	734 (of which 273 were sold and 461 retained.)	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	11.079467	4,139 (of which 1,637 were sold and 2,502 retained.)	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	11.079467	3,348 (of which 1,344 were sold and 2,004 retained.)	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	11.079467	2,433 (of which 724 were sold and 1,709 retained.)	N/A Single Transaction
All figures in these columns are stated to 6 decimal places where applicable.

iv.  PARTIAL VESTING OF 2023 DEFERRED BONUS SHARE AWARDS MADE UNDER THE GLOBAL SHARE PLAN 2020:

The awards were granted under the Global Share Plan 2020 on 9 March 2023. One third of the Shares vested on 11 March 2024, a further third will vest on 10 March 2025 and the final third will vest on 9 March 2026. A number of Shares were sold to cover taxation obligations arising on the vesting of the awards. The number of Shares acquired includes the dividend equivalent Shares which participants receive on vested Shares.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc ordinary shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Partial vesting on 11 March 2024 of Deferred Bonus Share awards, granted on 9 March 2023 under the Smith & Nephew Global Share Plan 2020, and subsequent sale of shares to cover tax liability
Date of Transaction	2024 - 03 - 11 (vesting) and 2024 - 03 - 12 (market sale)
Place of Transaction	London Stock Exchange (XLON)

Name (Position)	Status	Price (£)	Volume	Aggregated information
Helen Barraclough (Group General Counsel and Company Secretary)	PDMR	11.079467	1,714 (of which 809 were sold and 905 retained.)	N/A Single Transaction
Bradley Cannon (President, Orthopaedics & Americas)	PDMR	11.079467	2,818 (of which 968 were sold and 1,850 retained.)	N/A Single Transaction
Paul Connolly (President, Global Operations)	PDMR	11.079467	1,943 (of which 662 were sold and 1,281 retained.)	N/A Single Transaction
Phil Cowdy (Chief Corporate Development and Corporate Affairs Officer)	PDMR	11.079467	1,847 (of which 871 were sold and 976 retained.)	N/A Single Transaction
Craig Gaffin President, Global Orthopaedics	PDMR	11.079467	574 (of which 171 were sold and 403 retained.)	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	11.079467	1,987 (of which 738 were sold and 1,249 retained.)	N/A Single Transaction
Elga Lohler (Chief HR Officer)	PDMR	11.079467	2,907 (of which 1,149 were sold and 1,758 retained.)	N/A Single Transaction
Vasant Padmanabhan (President Research & Development ENT)	PDMR	11.079467	2,365 (of which 949 were sold and 1,416 retained.)	N/A Single Transaction
Alison Parkes (Chief Compliance Officer)	PDMR	11.079467	1,028 (of which 486 were sold and 542 retained.)	N/A Single Transaction
Scott Schaffner (President Sports Medicine)	PDMR	11.079467	949 (of which 283 were sold and 666 retained.)	N/A Single Transaction
All figures in these columns are stated to 6 decimal places where applicable.

Sarah Carne
Deputy Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: March 13, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary